EXHIBIT 23.2

Consent of KPMG LLP

The Board of Directors

Riverstone Networks, Inc.:

We consent to the incorporation by reference in this Amendment No. 1 to the registration statement on Form S-3 of our report dated March 22, 2001 with respect to the consolidated balance sheet of Riverstone Networks, Inc. and subsidiaries as of March 3, 2001 and the related consolidated statements of operations, cash flows, and stockholders’ equity for the years ended February 29, 2000 and March 3, 2001, and May 30, 2001 relating to the financial statement schedule, which reports appear in the March 2, 2002 Annual Report on Form 10-K of Riverstone Networks, Inc.

We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Mountain View, California

February 26, 2003